Room 4561
						October 24, 2005



Mr. Tim Steinkopf
Chief Financial Officer and
Senior Vice President
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

Re:	Secure Computing Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
	File No. 000-27074

Dear Mr. Steinkopf:

      We have reviewed your response letter dated September 26,
2005
and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets and Consolidated Statements of Cash
Flows, pages 33 and 36

1. We note your response to prior comment number 1 and it remains unclear how you have been able to conclude that specific disclosure regarding the reclassification is not necessary. In this regard we note that:

a. The reclassification appears to have had a quantitatively material effect on your statement of cash flows which would therefore require disclosure. See SAB 99.
b. Paragraph 2 of Chapter 2A of ARB 43 requires disclosure explaining the changes in presentation in comparative financial statements.

Please explain to us how your current disclosures comply with GAAP and SEC practice considering that you have not provided disclosure related to a material change made to your financial statements.

Consolidated Statements of Operations, page 34

2. We note your response to prior comment number 2.  Please
explain
to us your basis for including the costs related to providing maintenance, training and installation service revenues in selling and marketing expenses rather then in cost of sales and refer to the authoritative literature that supports your accounting.  As part of
your response, please quantify the costs included in selling and marketing expenses that represent the costs of providing service
revenue.   Also, we note your disclosure in Note 1 provides no
indication that personnel engaged in maintenance (or any other services) are included in selling and marketing expense.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 37

3. We note your response to prior comment number 4 and have the following additional comments:
a. You indicate that VSOE for hardware, software and subscription based products is based on the "average" amount when the product or subscription is sold separately. Specifically describe the process you use to determine the "average" amount when the product or subscription is sold separately. Tell us how you evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address how you can reasonably estimate fair value if your VSOE varies from customer to customer. Tell us how your accounting complies with paragraph 10 of SOP 97-2.
b. Please tell us more about the subscription-based contracts you refer to in your response. In this regard, we note that such contracts are not disclosed in your Form 10-K or subsequent 10-Q`s.
Clarify the nature of the subscription-based contracts, the services you provide under these contracts, the respective periods underlying the contracts and how you recognize revenue under these arrangements.
Refer to the respective authoritative guidance to support your accounting.
c. We note that your response does not address how you determine VSOE for the other services you offer. Please tell us how you have established VSOE for the solution planning and implementation services you provide.
d. As previously requested, please explain any circumstances under which VSOE for PCS differs from either the renewal rate and/or your published price lists.

4. We note your response to prior comment number 5.   Please
explain
to us the difference between the "sell-through reporting" which you use for international distributor sales and "end-user sell-through" which you use for all other distributor and reseller sales. As part of your response, please clarify to whom you are shipping when you indicate that revenue is recognized when you have "end-user sell-through and the product has shipped." We also note that you obtain sell-through data at the time of the P.O. which is prior to the shipment of the product. As you indicate that international distributor sales are recognized at sell-through and this information is obtained prior to shipment, please clarify whether revenue from these sales is recorded prior to the shipment of the product.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Tim Steinkopf
Secure Computing Corporation
October 24, 2005
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